

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 12, 2014

Tara Tilbury, Esq.
Vice President and Chief Counsel
Ameriprise Financial
5228 Ameriprise Financial Center
Minneapolis, MN 55474

      Re: Ameriprise Certificate Company, Ameriprise Step-Up Rate Certificate
           File Nos. 333-200195; 811-00002

Dear Ms. Tilbury:

      We have reviewed the registration statement for the Ameriprise Certificate Company, Ameriprise Step-Up Rate Certificate (the "Certificate Company"), filed on Form S-1 with the Securities and Exchange Commission on November 14, 2014, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Certificate Company uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

COVER PAGE

1. The cover page includes bulleted points that briefly describe the features of the Certificate Company. The third bullet point states that investors will have the "Option to step up to a higher interest rate (if available) during the term." Please disclose all fees, if any, charged to investors that exercise the option to step up to a higher interest rate.

2. The second sentence of the fourth bulleted point discloses that, "Clients may not have a term option available to take them to 20 years. In that case they may reach maturity prior to 20 years; e.g., 6 consecutive 3-year terms." Are the term options (i.e., options to invest in successive terms) only available if those options do not extend the maturity of the certificate beyond 20 years? We note that the registration statement later states, "But if your certificate is nearing its 20-year maturity, your term will automatically renew to the longest term available that will not exceed the 20-year maturity." Please clarify accordingly.

PROSPECTUS
Initial Interest Rates for Ameriprise Step-Up Rate Certificate (Page 1)

3. In the narrative preceding the table of interest rates for the investor's initial term, you state, "the rate will be within a specified range of the Non-Jumbo Deposits National Rates as published by the FDIC." Please also disclose the range of interest rates specified later in the prospectus. I.e., disclose the actual ranges listed in the "About the Certificate" section below. If true, please disclose the rate will never be lower than zero.

4. The last paragraph in this section states, "These rates may or may not have changed when you apply to purchase your certificate." Revise the sentence to state that, "These rates are subject to change and may not be available when you apply to purchase your certificate."

Risk Factors
Step-up risk (Page 2)

5. Please quantify or define the word "slightly" as used in the sentence, "You may accept a slightly lower initial rate . . . ." Otherwise, delete the word "slightly." Additionally, clarify that in most circumstances, investors will *receive* (emphasis added) a lower initial rate than the rate of comparable products due to the step-up feature of this certificate.

Step-Up Rates (Page 7)

6. Use bold font or otherwise highlight the sentence, "You are responsible for choosing whether and when to request a step-up in rate for your certificate during the initial and subsequent terms and communicating your request to your advisor or our corporate office." Additionally, include the specific contact information for the Certificate Company's corporate office or a page reference where that information can be found.

Rates available for Step-Up – First Term (Page 7)

7. This section describes the minimum step-up rates that will be available during the investor's first term. The disclosure states, "[W]e guarantee that the rates available for step-up during your first term will not be less than the bottom of the range relative to the Non-Jumbo Deposits National Rate noted for your selected term under Rates for New Purchases in *this* (emphasis added) prospectus." If appropriate, consider replacing the word, "this," with the following: "the prospectus in effect at the time of your initial purchase," to avoid confusion with rates posted in subsequent registration statements.

Rates available for Step-Up – Subsequent Terms (Page 7)

8. To highlight the distinction from the minimum step-up rates available in the first term and, to avoid investor confusion, consider using bold font for the phrase, "Minimum step-up rates for your second and subsequent terms are not guaranteed," in the first sentence of this section.

Example (Page 8)

9. The narrative preceding the table states that, "All rates and ranges are illustrative." However, given that the current Non-Jumbo Deposits National Rate for a 12 month certificate of deposit is approximately .20%, please revise the table to more accurately reflect the current interest rate environment. Other examples should also be based on more current rates.

10. Consider bolstering the above-mentioned narrative and example by describing a scenario in which the Non-Jumbo Deposits National Rate does not increase sufficiently to create a step-up rate opportunity for the investor.

11. The example at the top of page 8, "illustrates how the step-up rate feature functions for a 2-year term." The table uses the terms, "Minimum rate for step-up basis" and "Actual rate for new purchases."   However, the narrative below the table uses the terms, "step-up basis (new money rate)" and "minimum step-up basis." Please define these terms and harmonize them to avoid investor confusion. For example, is the "Actual rate for new purchases" the same as the "step-up basis (new money rate)?"   If so, revise the disclosure accordingly.

12. The narrative following the table states, "This example illustrates how it is possible that the step-up basis (new money rate) could increase more or less than the index, but is guaranteed to exceed the minimum step-up basis." Consistent with prior disclosure[1], prominently state that investors will have the option to step-up their rate to the rate offered to new purchasers of certificates with the same term.

13. The disclosure on page 7, under the section "Step-up Rates" states, "The rate to which you can step up will be the then-current new purchase rate for the same term as your current certificate term." In your comment response letter, please explain the rationale for calculating the "minimum rate for step-up basis" if the "new money rate" (i.e., the rate received by new purchasers of certificates with the same term as investors) is *guaranteed* (emphasis added) to exceed the minimum step-up basis.

Directors and Officers (Page 29)

14. The table of information regarding the Directors includes a column regarding, "Other Directorships." Confirm that the information provided includes other directorships held during the past five years.

GENERAL COMMENTS

15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

16. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

17. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Certificate Company and its sponsor are in possession

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[1] The disclosure on page 7, under the section "Step-up Rates" states, "The rate to which you can step up will be the then-current new purchase rate for the same term as your current certificate term."

of all facts relating to the Certificate Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Certificate Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Certificate Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Certificate Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel